September 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Berenson Acquisition Corp. I

Registration Statement on Form S-1

        File No. 333-259470

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Berenson Acquisition Corp. I (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on September 27, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Greenberg Traurig, P.A., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 1,242 copies of the Preliminary Prospectus dated September 10, 2021, are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Warren Fixmer
Name:	Warren Fixmer
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]